UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.2)

Euroseas Ltd.
(Name of Issuer)

Common Shares, $0.03 par value
(Title of Class of Securities)

Y23592 20 0
(CUSIP Number)

Friends Investment Company Inc. 4 Messogiou Street & Evropis St. 151 25 Maroussi Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23592 20 0

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

10,483,368

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

10,483,368

10.	SHARES DISPOSITIVE POWER	[_]

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,483,368

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.0%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP NO. Y23592 20 0

Item 1.  Security and Issuer

This Schedule 13D relates to shares of common shares, $0.03 par value (the "Shares") of Euroseas Ltd., a Marshall Islands corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 4 Messogiou Street & Evropis St., 151 25 Maroussi Greece.

Item 2.  Identity and Background

This Schedule 13D is being filed on behalf of Friends Investment Company Inc. (the "Reporting Person").

(a, b, c) The address of the Reporting Person's principal place of business is 4 Messogiou Street & Evropis St., 151 25 Maroussi Greece.  The principal business of the Reporting Person is acting as an investment holding company.  The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's address is 4 Messogiou Street & Evropis St., 151 25 Maroussi Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas	Vice President/ Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/ Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

George Skarvelis	Director	Mr. Skarvelis is a citizen of Greece. His principal occupation is serving as manager of Marine Spirit.

Emmanuel Pittas	Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as vice president of Eurobulk Ltd.

(d, e) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of 10,483,368 Shares held in the account of the Reporting Person was the working capital of the Reporting Person.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business and certain funds borrowed from Oppenheimer and Co. pursuant to a loan under which 3,000,000 Shares serve as collateral.

The other persons named in response to Item 2 hold the following number of Shares in their accounts which they received pursuant to the Issuer's Stock Incentive Plan:

Aristides P. Pittas	10,000 vested Shares, 15,000 unvested Shares

Aristides J. Pittas	90,000 vested Shares, 60,000 unvested Shares

Nikolaos J. Pittas	25,000 vested Shares, 15,000 unvested Shares

George Skarvelis	9,500 vested Shares, 7,500 unvested Shares

Emmanuel Pittas	25,000 vested Shares, 15,000 unvested Shares

Item 4.  Purpose of Transaction

The Reporting Person has acquired its Shares of the Issuer for investment.  The Reporting Person evaluates its investment in the Shares on a continual basis.  The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Aristides J. Pittas, who serves as the Vice President and a director of the Reporting Person, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer.  Aristides P. Pittas, who serves as the President and a director of the Reporting Person, is the Vice Chairman and a Class A Director of the Issuer.  George Skarvelis, who serves as a director of the Reporting Person, is a Class B Director of the Issuer.

On March 25, 2010, the Reporting Person and Aristides J. Pittas entered into a Shareholder Voting Agreement with the Issuer, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III Ltd. (the "Shareholder Agreement") whereby the Reporting Person has agreed to vote its Shares in favor of any directors nominated by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to fill additional board seats which may be created pursuant to the provisions of the joint venture agreement between the Issuer and companies managed by Eton Park and an affiliate of Rhône.  In addition, the Reporting Person has agreed that it will support the directors nominated by Eton Park and Rhône for so long as Eton Park and Rhône satisfy the applicable ownership thresholds in the joint venture agreement.

Item 5.  Interest in Securities of the Issuer

(a), (b) According to the Issuer's press release filed on Form 6-K, there were 30,849,711 Shares issued and outstanding as of March 31, 2010.  Based on such information, the Reporting Person reports beneficial ownership of the following Shares:

The Reporting Person may be deemed to beneficially own 10,483,368 Shares, representing approximately 34.0% of the outstanding Shares of the Issuer. The Reporting Person has the sole power to vote 10,483,368 Shares and the shared power to vote 0 Shares.  The Reporting Person has the sole power to dispose of 10,483,368 Shares and the shared power to dispose of 0 Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Shares that are the subject of this Statement.

(c)           The Reporting Person's transactions in the Shares during the past sixty days are set forth in Exhibit B.  All such transactions were conducted in the open market.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Shares beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

On March 25, 2010, the Reporting Person and Aristides J. Pittas entered into the Shareholder Voting Agreement described in Item 4 of this Amendment No. 1 to the Schedule 13D.  The Reporting Person has agreed to vote its Shares in favor of any directors nominated by Eton Park and Rhône to fill additional board seats which may be created pursuant to the provisions of the joint venture agreement between the Issuer and companies managed by Eton Park and an affiliate of Rhône.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Voting Agreement dated March 25, 2010 by and among the Reporting Person, Aristides J. Pittas, the Issuer, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III Ltd. (incorporated by reference from Amendment 1 to this Schedule 13D filed on March 26, 2010)

Exhibit B – Schedule of the Reporting Person's transactions in the Shares during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2010

FRIENDS INVESTMENT COMPANY INC.

By: /s/ Aristides J.Pittas____
Name: Aristides J. Pittas
Title: Vice President

EXHIBIT B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS
 DURING THE PAST SIXTY DAYS

DATE	SHARES PURCHASED/(SOLD)	PRICE
05/17/2010	400	3.66
05/17/2010	3200	3.72
05/17/2010	3000	3.75
05/17/2010	6216	3.80
05/17/2010	6977	3.75
05/17/2010	5000	3.75
05/17/2010	5000	3.70
05/17/2010	300	3.81
05/17/2010	800	3.68
05/18/2010	3000	3.82
05/18/2010	5000	3.82
05/18/2010	5000	3.81
05/18/2010	2924	3.77
05/18/2010	7109	3.82
05/18/2010	5000	3.87
05/18/2010	5000	3.87
05/18/2010	5000	3.85
05/18/2010	1636	3.87
05/18/2010	5000	3.87
05/18/2010	1900	3.72
05/19/2010	5000	3.64
05/19/2010	10000	3.67
05/19/2010	10000	3.67
05/19/2010	2800	3.62
05/20/2010	5000	3.51
05/20/2010	10000	3.52
05/20/2010	5000	3.52
05/20/2010	5000	3.52
05/21/2010	5000	3.52
05/21/2010	5000	3.51
05/21/2010	5000	3.57
05/21/2010	5000	3.61
05/21/2010	5000	3.66
05/21/2010	5000	3.67
05/21/2010	2479	3.67
05/21/2010	5000	3.67
05/24/2010	5000	3.51
05/24/2010	5000	3.52
05/24/2010	5000	3.52
05/24/2010	5000	3.62
05/25/2010	10000	3.27
05/25/2010	10000	3.40
05/25/2010	10433	3.37
05/25/2010	10000	3.42
05/25/2010	2000	3.56
05/26/2010	20000	3.57
05/26/2010	5000	3.53
05/26/2010	10000	3.62
05/26/2010	5000	3.62
05/27/2010	5000	3.71
05/27/2010	3617	3.70
06/01/2010	5000	3.57
06/01/2010	5000	3.67
06/02/2010	5000	3.55
06/02/2010	360	3.51
06/03/2010	5000	3.70
06/03/2010	5000	3.71
06/03/2010	100	3.62
06/04/2010	5000	3.62

SK 02558 0005 1106540